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                             March 17, 2023

       Michael W. Metcalf
       Chief Financial Officer
       Powell Industries, Inc.
       8550 Mosley Road
       Houston, TX 77075-1180

                                                        Re: Powell Industries,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended September 30, 2022
                                                            Filed December 6,
2022
                                                            Form 8-K, Filed
January 31, 2023
                                                            File No. 001-12488

       Dear Michael W. Metcalf:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended September 30, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 20

   1. We note from your disclosure in Note E that a significant amount of your revenue is generated from
long-term fixed price contracts that is generally recognized over time utilizing the
cost-to-cost method. Under the cost-to-cost method, the extent of progress towards completion is
measured based on the ratio of costs incurred to date to the total estimated costs at
completion of the performance obligation. We also note your
                                                        disclosure that for the
years ended September 30, 2022 and 2021, your operating results were positively
impacted by $ 11.3 million and $ 12.5 million, respectively, as a result of changes in contract
estimates related to projects in progress at the beginning of the respective period.
Please revise your results of operations disclosure in MD&A to separately quantify
gross favorable and gross unfavorable changes in estimates material to
 Michael W. Metcalf
FirstName  LastNameMichael W. Metcalf
Powell Industries, Inc.
Comapany
March      NamePowell Industries, Inc.
       17, 2023
March2 17, 2023 Page 2
Page
FirstName LastName
         your results, accompanied by an appropriate level of analysis.
2. We note your disclosure that gross profit increased by 13%, or $10.0 million, to $85.0 million in fiscal 2022, but despite the increase in revenues, gross profit as a percentage of revenues remained flat to the prior fiscal year at 16% in fiscal 2022 due to increased costs impacting older projects in your backlog that were subject to inflationary pressures on raw materials and components, with little or no recourse from the customer to reprice the project. We also note that favorable project execution, volume leverage and product mix, including fast track service and replacement projects across your service division, all helped to offset the negative inflationary pressure carried by the older projects in the backlog. In future filings where you describe two or more factors that contributed to a material change in a financial statement line item between periods, especially when there are offsetting amounts, please quantify each material factor that contributed to the overall change in that line item. Refer to Item 303 of Regulation S-K and
Section III.D of SEC
         Release No. 33-6835.
Consolidated Statements of Operations, page 33

3. We note from your disclosure in Note E on page 43 that in addition to manufacturing custom-engineered products and systems, you recognize revenue from contracts to provide field service inspection, installation, commissioning, modification, and repair services, as well as retrofit and retrofill components for existing systems. We also note from some of the discussion during the year end 2022 earnings call, that this service revenue was a significant contributor to your business during 2022. Please tell us the amount of revenue related to services as compared to products for the year ended
         September 30, 2022. If the amount is greater than 10% of the consolidated revenue amount, please revise future filings to separately present revenue and cost of goods sold for products and services. See requirement in Rule 5-03(b)(1) and
(b)(2) of Regulation S-
         X.
Form 8-K Furnished January 31, 2023

Exhibit 99.1 Earnings Release, page 1

4. We note that your Key Highlights section at the top of your earnings release includes the disclosure of your book-to-bill ratio. Please disclose how you compute the book-to-
         bill ratio and explain the significance of this ratio in understanding your business. As part of your disclosure, please define "new orders" and disclose any limitations on the new orders amounts, such as any pertinent termination clauses or contingencies, that may ultimately impact the realizations of such amounts as revenues. Refer to the metrics guidance set forth in SEC Release No. 33-10751.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Michael W. Metcalf
Powell Industries, Inc.
March 17, 2023
Page 3

      You may contact Beverly Singleton at (202) 551-3328 or Claire Erlanger at
(202) 551-
3301 with any questions.



FirstName LastNameMichael W. Metcalf                     Sincerely,
Comapany NamePowell Industries, Inc.
                                                         Division of
Corporation Finance
March 17, 2023 Page 3                                    Office of
Manufacturing
FirstName LastName